# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rein Therapeutics, Inc., CIK 0001420565
CUSIP: 00887A204
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 12407 N. Mopac Expy., Suite 250, #390, Austin, Texas (TX), 78758
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001846412

## Reporting persons
- Lynwood Capital Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 4,280,500; shared voting power 0; sole dispositive power 4,280,500; shared dispositive power 0; aggregate amount beneficially owned 4,280,500 (5% of the class)
- Ben Shapiro: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 4,280,500; shared voting power 0; sole dispositive power 4,280,500; shared dispositive power 0; aggregate amount beneficially owned 4,280,500 (5% of the class)
- Lynwood Opportunities Master Fund: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 4,280,500; shared voting power 0; sole dispositive power 4,280,500; shared dispositive power 0; aggregate amount beneficially owned 4,280,500 (5% of the class)

## Item 1. Issuer
Name of issuer: Rein Therapeutics, Inc.
Address of issuer's principal executive offices: 12407 N. Mopac Expy., Suite 250, #390, Austin, TX 78758

## Item 2. Person Filing
Name of person filing: This Schedule 13G (this "Statement" or this "Schedule 13G") is being filed by: (1) Lynwood Capital Management Inc., an Ontario corporation (the "Investment Manager"); (2) Ben Shapiro ("Mr. Shapiro"); and (3) Lynwood Opportunities Master Fund, a Cayman Islands entity (the "Fund") (all of the foregoing, collectively, the "Reporting Persons"). The Fund is an investment vehicle. The Fund directly beneficially owns the Common Stock (as defined below) reported in this Statement. The Investment Manager is the investment manager of the Fund. Mr. Shapiro is the President, Chief Executive Officer, Chief Investment Officer, sole director and indirect controlling stockholder of the Investment Manager. Mr. Shapiro and the Investment Manager may be deemed to beneficially own the Common Stock directly beneficially owned by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Fund is FG Services Limited, Suite 2206, Cassia Court, 72 Market Street, Camana Bay, P.O. Box 30869, Grand Cayman KY1-1204, Cayman Islands. The principal business office of the Investment Manager and Mr. Shapiro is 200 Bay St, Suite 1304, Royal Bank Plaza, South Tower, Toronto, Ontario M5J 2J1.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on June 30, 2026, the Date of Event which requires the filing of this Schedule 13G.
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on 85,539,032 shares of Common Stock outstanding as of May 21, 2026, as reported by the Issuer in a Schedule 14A filed with the SEC on June 8, 2026.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lynwood Capital Management Inc.: /s/ Ben Shapiro, Ben Shapiro / Authorized Signatory (08/14/2026)
- Ben Shapiro: /s/ Ben Shapiro, N/A (08/14/2026)
- Lynwood Opportunities Master Fund: /s/ Ben Shapiro, Ben Shapiro / Authorized Signatory (08/14/2026)